Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 22,520,488
Cash segregated under federal and other regulations	23,626,853
Deposits with clearing and depository organizations	11,831,286
Receivable from broker-dealers and clearing organizations	1,057,744
Receivable from broker-dealer omnibus accounts - PAB	3,565,841
Receivable from broker-dealer omnibus accounts - customers	66,532,998
Receivable from customers omnibus accounts	378,335
Receivable from customers	939,475
Prepaid expense	106,073
Other deposits and receivables	229,453
Furniture and office equipment, net	44,575
Total assets	**$ 130,833,121**

Liabilities and Stockholder's Equity

Liabilities:

Payable to broker-dealers and clearing organizations	$ 5,835,711
Payable to broker-dealer omnibus accounts – PAB	799,123
Payable to broker-dealer omnibus accounts – customers	534,660
Payable to customers omnibus account	66,461,263
Payable to customers	21,456,307
Accounts payable and accrued liabilities	7,423,905
Total liabilities	**102,510,969**

Commitments, contingencies, and guarantees (See Note 18):

Subordinated borrowings	3,000,000

Stockholder's equity:

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	–
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,917,735 shares issued and outstanding	4,918
Additional paid-in capital	42,595,213
Accumulated deficit	(17,277,979)
Total stockholder's equity	**25,322,152**
Total liabilities, subordinated borrowings, and stockholder's equity	**$ 130,833,121**

See Accompanying Notes to Financial Statements